[redacted]

3/6/03

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03012940

[redacted]ITED STATES
[redacted] EXCHANGE COMMISSION
[redacted]igton, D.C. 20549

UP 3-5-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 4 2003 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 49710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Violy, Byorum & Partners, LLC

OFFICIAL USE ONLY
42126
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue - 44th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Masillo 212-707-1274
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalessio, Cascio & Company, LLC
(Name – *if individual, state last, first, middle name*)

712 Fifth Avenue (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 0 2003

OATH OR AFFIRMATION

I, Thomas Masillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Violy, Byorum and Partners, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE of New York
County of Kings/New York

Signature

CFO
Title

Notary Public FEB. 27. 2003

DANNY CHIN
Notary Public, State of New York
No. 4888775
Qualified in Kings County
Commission Expires November 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Violy, Byorum & Partners, L.L.C.
(a Limited Liability Company)

December 31, 2002
with Report of Independent Auditors

Violy, Byorum & Partners, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2002

Contents

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants
712 Fifth Avenue, 9th Floor
New York, NY 10019
Tel (212) 237 -1900
Fax (212) 237-1920

Report of Independent Auditors

To Violy, Byorum & Partners Holdings, L.L.C.

We have audited the accompanying statement of financial condition of Violy, Byorum & Partners, L.L.C. (a Limited Liability Company) (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Violy, Byorum & Partners, L.L.C. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Dalessio, Cascio & Company, LLC

Dalessio, Cascio & Company, LLC
Certified Public Accountants

New York, New York
February 14, 2003

Violy, Byorum & Partners, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 1,618,408
Fees receivable, net of $174,051 allowance for doubtful accounts	1,800,000
Prepaid expenses	1,208
Total assets	**$3,419,616**
Liabilities	
Accrued Expenses	$ 5,000
Equity	
Member's equity	3,414,616
Liabilities and Equity	**$ 3,419,616**

See notes to statement of financial condition.

1. Summary of Accounting Policies

Business and Organization

Violy, Byorum & Partners, L.L.C. (the "Company") is incorporated as a Delaware limited liability company on August 16, 1996. The Company is a strategic and financial advisory firm focusing on Latin America. The Company is registered as a broker dealer with the Securities and Exhange Commissions ("SEC") and is as a Member of the National Association of Securities Dealers, Inc. ("NASD") The Company is 100% owned by Violy, Byorum & Partners Holdings, L.L.C. ("Holdings").

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and accordingly, is exempt from SEC Rule 15c-3-3.

Fees Receivable

Fees receivable primarily consist of transaction related fees invoiced to clients of the Company and are presented net of allowances for doubtful accounts. Fees receivable are recognized when services provided for the transactions are substantially completed. Allowances are recorded by the Company when Management believes there is a reasonable level of uncertainty regarding the collectibility of a receivable.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company does not record a provision for federal, state and local income taxes because its member is required to report its share of income or loss on its income tax return.

2. Cash and Cash Equivalents

The Company maintains its cash at a financial institution located in New York City. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000.

The Company considers investments in money market accounts to be cash equivalents.

3. Expense Agreement

The Company entered into an agreement with Holdings in which Holdings will directly pay substantially all overhead expenses of the Company. In accordance with this agreement, the Company is in no way obligated to repay Holdings for such disbursements, but may repay Holdings at its sole discretion, provided that such repayment would not result in the Company's net capital falling below 120% of its minimum net capital requirement under Securities Exchange Commission ("SEC") Rule 15c3-1 (see Note 5). At December 31, 2002, the Company has no liability to Holdings pursuant to this agreement.

4. Commitment

Holdings has a secured promissory note (the "Facility") with a financial institution (the "Lender"). The note expires on August 31, 2003, unless otherwise cancelled as provided for in the agreement. Pursuant to the Facility the Company has pledged its assets to the Lender as collateral for this promissory note. At December 31, 2002 there was $2,400,000 outstanding under the Facility.

5. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2002, the Company had net capital of $1,613,408, which was $1,608,408 in excess of its required minimum net capital.